SECURITIES AND EXCHANGE COMMISSION

03015361

S0 3/4/03

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RECEIVED FEB 27 2003

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18488

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2002** (MM/DD/YY) AND ENDING **12/31/2002** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Balfour Investors Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Rockefeller Center, 620 Fifth Avenue, 7th Floor
(No. and Street)

New York	**New York**	**10020**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Ehrenstein **(212) 587-6667**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kempisty & Company, Certified Public Accountants, P.C.
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1003	**New York**	**New York**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Jay S. Goldsmith & Harry I. Freund**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Balfour Investors Incorporated**, as of **December 31**, 20 **02**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 30-4899711
Qualified in Nassau County
Commission Expires July 6, 20 03

Dierdre Steinhaus Ainbinder
Notary Public

Signature

Chairmen of the Board
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☒ (c) Statement of income (loss).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☒ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the possession or control requirements for broker and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BALFOUR INVESTORS INCORPORATED

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

BALFOUR INVESTORS INCORPORATED

DECEMBER 31, 2002

INDEX

KEMPISTY & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, P.C.

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Balfour Investors Incorporated

We have audited the accompanying statement of financial condition of Balfour Investors Incorporated as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Balfour Investors Incorporated as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Kempisty & Company CPAs PC

Kempisty & Company
Certified Public Accountants PC
New York, New York
February 19, 2003

BALFOUR INVESTORS INCORPORATED

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS		
Cash and cash equivalents	$	34,276
Deposit with clearing broker		25,000
Due from clearing broker		27,126
Securities owned, at market value		108,288
Securities owned, not readily marketable, at estimated fair value		3,300
Fixed assets, net		2,104
Security deposits		13,236
Advances receivable		41,767
Prepaid expenses		18,024
Other receivable		1,104
TOTAL ASSETS	$	274,225
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable and accrued expenses	$	26,689
Corporate taxes payable		1,100
Payable to clearing broker		19,876
TOTAL LIABILITIES		47,665
Commitments		
Stockholders' equity		
Common stock, no par value, authorized 200 shares, issued and outstanding 90 shares		900
Additional paid-in capital		190,000
Retained earnings		35,660
Total Stockholders' Equity		226,560
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	274,225

The accompanying notes are an integral part of these financial statements.

BALFOUR INVESTORS INCORPORATED

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2002

NOTE 1- ORGANIZATION, NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations

Balfour Investors Incorporated (the "Company") a New York corporation is registered as a securities broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. ("NASD")

The Company conducts a general securities business by introducing transactions on a fully-disclosed basis to a clearing broker which carries all accounts and prepares and maintains all books and records pertaining thereto pursuant to SEC Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker/dealer. The Company provides brokerage services to individuals and institutional clients and specializes in investing in securities of bankrupt and/or distressed companies.

Revenue Recognition

Securities transactions and related income and expenses are recorded on a trade date basis. Commission revenues are also recorded on a trade date basis.

Marketable securities owned by the Company are stated at quoted market values with unrealized gains and losses reflected in income.

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

At December 31, 2002 the Company's clearing broker held assets of $160,414 on behalf of the Company.

NOTE 1- ORGANIZATION, NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Depreciation and Amortization

The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed on a straight line basis for financial reporting purposes and an accelerated basis for tax purposes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income

The Company has adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's financial position, cash flows or results of operations since the Company's comprehensive income is the same as its reported net income for 2002.

BALFOUR INVESTORS INCORPORATED

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2002

NOTE 2- SECURITIES OWNED

Marketable securities owned and sold but not yet purchased consist of trading and investment securities at quoted market values, as illustrated below:

		Owned
U.S. Treasury Bills	$	99,914
Common Stock		8,374
	$	108,288

NOTE 3- SECURITIES OWNED, NOT READILY MARKETABLE

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange and no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At December 31, 2002, these securities, at estimated fair value, consist of the following:

Warrants	$	3,300

NOTE 4- RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from broker-dealers and clearing organizations at December 31, 2002, consist of the following:

		Receivable		Payable
Deposit with clearing broker	$	25,000	$	-
Receivable from clearing broker		27,126		-
Payable to clearing broker		-		19,876
	$	52,126	$	19,876

BALFOUR INVESTORS INCORPORATED

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2002

NOTE 5- INCOME TAXES

The Company elected "S Corporation" status with the Internal Revenue Service and state authorities, the stockholders include the "S Corporation" income or loss in their individual tax returns, and accordingly, no income tax or benefits are provided for in the financial statements during the period of "S Corporation" status.

Provision for local income taxes is calculated on reported financial statement pretax income based on current tax law. The income tax provision consists of the following:

	Current	Deferred	Total
Local	$ 15,000	$ -	$ 15,000

NOTE 6- NET CAPITAL REQUIREMENTS

As a registered broker-dealer the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC. This Rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002 the Company's net capital was $132,769 which was $32,769 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.21 to 1.

NOTE 7- EXEMPTION FROM RULE 15c3-3

The Company is exempt from the SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

BALFOUR INVESTORS INCORPORATED

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2002

NOTE 9- COMMITMENTS

License Agreement

Effective January 1, 1995, the Company entered into a license agreement, whereby it shares office space with an affiliate which expires on June 30, 2004. The minimum annual rentals are as follows:

Year Ending December 31,		Amount
2003	$	48,356
2004		24,178
	$	72,534

Rent expense for the year ended December 31, 2002 was $95,258.

NOTE 10- OFF BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing brokers on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

NOTE 11- RELATED PARTY TRANSACTIONS

The shareholders of the Company charged the Company a management fee of $500,000 for the year ended December 31, 2002.